                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                    PETROFINA
                                ---------------
                                (NAME OF ISSUER)

                             Ordinary Voting Shares
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    716485206
                                 --------------
                                 (CUSIP NUMBER)

                               Alain-Marc Irissou
                                 General Counsel
                                      TOTAL
                                   Tour TOTAL
                               24, cours Michelet
                                  La Defense 10
                              92800 Puteaux, France
                             (011-33-1) 41-35-40-00

                       ----------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:

                              Jere R. Thomson, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939


                                 March 31, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages


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
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CUSIP  NO.  716485206                                                              Page 2 of 8 Pages
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        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Total
-------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a [ ]
                                                                         b [ ]

-------------------------------------------------------------------------------------------------------------------

        3          SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------

        4          SOURCE OF FUNDS*
                            00
-------------------------------------------------------------------------------------------------------------------

        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)      [ ]

-------------------------------------------------------------------------------------------------------------------

        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                     France
-------------------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                      9,614,190
NUMBERS OF SHARES      --------------------------------------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
  OWNED BY EACH                       -0-
 REPORTING PERSON      --------------------------------------------------------------------------------------------
       WITH            9     SOLE DISPOSITIVE POWER
                                      9,614,190
                       --------------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------------------------------------------

        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      9,614,190
-------------------------------------------------------------------------------------------------------------------

        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

-------------------------------------------------------------------------------------------------------------------

        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     41.0%
-------------------------------------------------------------------------------------------------------------------

        14         TYPE OF REPORTING PERSON*
                                     OO (societe anonyme)
===================================================================================================================


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CUSIP  NO.  716485206                                                              Page 3 of 8 Pages
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ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are the ordinary voting shares, no par value ("PetroFina Shares"), of PetroFina, a Belgian societe anonyme ("PetroFina"). PetroFina's principal offices are located at 52, rue de l'Industrie, B-1040 Brussels, Belgium.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Total, a French societe anonyme ("Total"). Total is a major international integrated oil and gas company. The principal offices of Total are located at Tour Total, 24, cours Michelet, La Defense 10, 92800 Puteaux, France.

         Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Total.

         Neither Total nor, to its knowledge, any of the persons identified in
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 31, 1999, pursuant to a Contribution Agreement, dated December 1, 1998, among Total and the Contributors described below (the "Contributors") (the "Contribution Agreement"), 9,614,190 PetroFina Shares were acquired by Total from the Contributors in exchange for an aggregate of 43,263,855 shares of Total, nominal value 50 French francs per share ("Total Shares"). The Contributors are Electrafina, Investor (substituted for Fibelpar), Tractebel, Electrabel, and AG 1824, Compagnie Belge d'Assurances Generales. Each of the Contributors is a societe anonyme incorporated under the laws of Belgium. The Contribution Agreement is incorporated herein by reference to Exhibit 2 to Total's Annual Report on Form 20-F for the year ended December 31, 1998.

         Total intends to commence an exchange offer to acquire (a) all of the outstanding PetroFina Shares not already owned by Total at an exchange ratio of 9 Total Shares for each 2 PetroFina Shares, (b) all outstanding American depositary shares of PetroFina ("PetroFina ADSs") at an exchange ratio of 9 American depository shares of Total (each representing one half of 1 Total Share) for each 10 PetroFina ADSs (each representing one-tenth of a PetroFina Share) and (c) all outstanding warrants with respect to PetroFina Shares issued pursuant to the Warrant Agreement between PetroFina and Citibank, N.A. dated August 5, 1998 ("PetroFina Warrants") at an exchange ratio of 81 warrants of Total for each 100 PetroFina Warrants. Each Total Shares newly issued for the purpose of this exchange offer will be delivered together with a certificate called VVPR-Strip. (This certificate entitles certain Belgian taxpayers to a reduction from 25% to 15% in the withholding tax rate applicable to all future dividends paid by Total.)

         On March 23, 1999, Henrique Bandeira Vieira resigned as member of the PetroFina Board of Directors and was replaced, as of March 31, 1999 by Jean-Paul Vettier, Total President of Refining and Marketing, who has been designated as Managing Director of PetroFina with responsibility for downstream operations. The current Board of Directors of PetroFina will propose to the next PetroFina shareholders' meeting to be held on May 17, 1999, the immediate reconstitution of PetroFina Board, after which a majority of the members of the PetroFina Board will be representatives of Total.

         In order to reflect the combination of Total and PetroFina, Total has proposed that at its next extraordinary shareholders' meeting, to be held on May 11, 1999, its shareholders approve the change of Total's corporate name to Total Fina S.A. ("Total


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CUSIP  NO.  716485206                                                              Page 4 of 8 Pages
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Fina"). Total intends that, during the next 2 years, the new group Total Fina will dispose financial participations and non-core assets resulting in Euros 1.0 billion to 1.5 billion of proceeds. Total will implement an overall development strategy to take advantage of the resources of PetroFina and its group, including the continuity of the Belgian industrial facilities at Antwerp and
Feluy. In this regard, Total plans to work with PetroFina's management to combine the operations of their refining and distribution businesses in order to leverage the strengths of both entities in Europe. In particular, the refining divisions of Total in Europe will be further reviewed to identify improvements in productivity and synergies between the refining and petrochemicals activities of Total.

         Although Total does not intend to modify the dividend policy put in place by PetroFina, the payment of any dividends will be subject to Total's financial strategy.

         To the extent permitted by the Deposit Agreement and Warrant Agreement relating to the PetroFina ADSs and Warrants, if Total acquires sufficient PetroFina ADSs and Warrants to permit such actions, Total intends to delist the PetroFina ADSs and Warrants on the New York Stock Exchange, and to terminate the registration of the PetroFina ADSs and Warrants pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Total directly and beneficially owns 9,614,190 PetroFina Shares, which constituted 41.0% all of the issued and outstanding PetroFina Shares, as of March 31, 1999.

         (b) Total has the power to vote and dispose of such 9,614,190 PetroFina Shares, subject to the restriction described in Item 6 below.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above. In addition, Total has agreed not to sell any PetroFina Shares acquired from the Contributors until January 14, 2001.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit No.                                                   Description
         -----------                                                   -----------

             1                      Contribution Agreement, dated as of December 1, 1998, among Total and the Contributors
                                    (incorporated by reference to Exhibit 2 to Total's annual report on Form 20-F for the year ended
                                    December 31, 1998)

             2                      General Memorandum of Understanding, dated as of December 1, 1998 among Total and the
                                    Contributors (including English translation).



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CUSIP  NO.  716485206                                                              Page 5 of 8 Pages
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                                    SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1999


                                  Total


                                  /s/ CHARLES PARIS DE BOLLARDIERE
                                  --------------------------------
                                  Charles Paris de Bollardiere
                                  Treasurer


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                                  EXHIBIT INDEX


Exhibit No.                             Description
-----------                             -----------

    1                      Contribution Agreement, dated as of December 1, 1998, among Total and the
                           Contributors (incorporated by reference to Exhibit 2 to Total's annual report on Form 20-F for the year ended December 31, 1998)

    2                      General Memorandum of Understanding, dated as of December 1, 1998 among
                           Total and the Contributors (including English translation).

                                                                      SCHEDULE I



         The following are the directors and executive officers of Total as of April 6, 1999 and their principal occupations or employment. The business address of all such persons for purposes of this Schedule 13D is Tour Total, 24 cours Michelet, La Defense 10, 92800 Puteaux, France. Each of such directors and executive officers is a citizen of France except for Lord Alexander of Weedon, who is a citizen of the United Kingdom, Baron Albert Frere and Thierry de Rudder, who are citizens of Belgium and Paul Desmarais Sr., who is a citizen of Canada.


NAME                                            PRINCIPAL OCCUPATION
-------------------------------------           --------------------------------------------------------------------

DIRECTORS

Thiery Desmarest                                Chairman and Chief Executive Officer of Total
Francois-Xavier Ortoli                          Honorary Chairman of Total
Jerome Monod                                    Chairman of the Supervisory Board of Suez Lyonnaise des Eaux
Michel Francois-Poncet                          Chairman of the Supervisory Board of Paribas
Serge Tchuruk                                   Chairman and Chief Executive Officer of Alcatel
Jean Syrota                                     Chairman and Chief Executive Officer of Compagnie Generale des
                                                Matieres Nucleaires (COGEMA)
Antoine Jeancourt-Galignani                     Chairman of Assurances Generales de France
Lord Alexander of Weedon, Q.C.                  Chairman and Chief Executive Officer of Natwest Group
Professor Bertrand Jacquillat                   Co-founder and Chairman and Chief Executive Officer of Associes en Finance
Daniel Bouton                                   Chairman and Chief Executive Officer of Societe Generale
Bruno Ribeyron-Montmartin                       Secretary of Total Outre-Mer
Didier Houssin                                  Representing the French State
                                                Director of Hydrocarbon Department
                                                Ministry of Economy, Finance and Industry
                                                Junior Minister's Office of Industry
Baron Albert Frere                              Chairman and Managing Director of Bruxelles Lambert S.A.
Thierry de Rudder                               Managing Director of Bruxelles Lambert S.A. and Electrafina
Honorable Paul Desmarais                        Chief Executive Officer of Power Corporation of Canada

EXECUTIVE OFFICERS

Thierry Desmarest....................           Chairman and Chief Executive Officer of Total
Alain Madec..........................           Executive Vice President of Total, and President of Strategy and
                                                Finance
Jean-Paul Vettier....................           Executive Vice President of Total, and President of the Refining
                                                and Marketing Division
Robert Castaigne.....................           Executive Vice President of Total, and Chief Financial Officer
Daniel Valot.........................           Executive Vice President of Total, and President of the Exploration
                                                and Production Division
Jean-Pierre Seeuws...................           Executive Vice President of Total, and President of the Chemicals
                                                Division
Pierre-Rene Bauquis..................           Vice President; Special Advisor to the Chairman
Michele Benezit......................           Vice President; Senior Vice President Overseas Refining and
                                                Marketing




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
NAME                                            PRINCIPAL OCCUPATION
-------------------------------------           --------------------------------------------------------------------

Claude Brice.........................           Vice President; Senior Vice President Exploration and Production
                                                Africa and Mediterranean Basin
Jean-Claude Company..................           Vice President; Senior Vice President Refining Europe
Ian Howat............................           Vice President Strategy and Corporate Planning, Secretary of the
                                                Executive Committee
Christophe de Margerie...............           Vice President; President Middle East Division
Pierre Proust........................           Vice President; Special Advisor to the Chairman
Jean-Jacques Guilbaud................           Vice President; Senior Vice President Human Resources and
                                                Corporate Communications
Hugues Woestelandt...................           Vice President and Executive Vice President Chemicals Division
Charles Paris de Bollardiere.........           Treasurer